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                                                                  EXHIBIT (A)(2)

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The offer is weak and coercive

The Board of Directors of Cantv rejects AES's tender offer and recommends not to sell

    o    The price of the partial offer is not satisfactory
    o By buying only 43% of the capital stock, AES forces shareholders to keep part of their holdings
    o    The offer creates an unattractive value for the remaining shares
    o The offer is highly conditional and, therefore, its outcome is uncertain
    o The offer would have adverse tax consequences for the minority shareholders
    o    The offer creates an unequal tax treatment
    o    The offer entitles AES to the majority of any declared dividends
    o According to the offer, AES's plans will deteriorate Cantv's financial condition
    o    AES brings in no experience in the telecommunications field
    o    AES proposes to sell Movilnet, weakening Cantv
    o    Several rulings by governmental agencies are pending
    o The representatives of the government, the employees and retired employees, Verizon and Telefonica de Espana, who were present at the meeting, voted unanimously against the offer

The Board of Directors of Cantv unanimously rejected the tender offer for the shares proposed by AES, because the offer is considered weak and coercive and is not in the best interests of the holders of those shares both in Venezuela and the rest of the world.

The recommendation was unanimously approved by the directors present, since the representative of La Electricidad de Caracas expressed in writing his decision not to attend the extraordinary meeting because of an evident conflict of interest.

AES made an offer for the purchase of 42.3% of the shares and ADSs (American Depository Shares) of Cantv for the amount of $3.4285714 per share and $24 per ADS.

The Board's resolution was signed by Gustavo Roosen, Vicente Llatas, Fares F. Salloum, Al Giammarino, Jose M. Santero, Alberto Maman, Yelitza Garcia, Ubaldo Suniaga, Luis Esteban Palacios, Ruben Perlmutter, Arminio Borjas, Cesar Quintini Rosales, Luis Parra and Carmelo Marquez; who in their role of principal directors and alternates represent the Class A and Class D shareholders, including Verizon and Telefonica de Espana, the Class B shareholders (Banco de Desarrollo Economico y Social de Venezuela as representative of the government) and Class C shareholders (employees, ex-employees and retired employees)

THE REASONS FOR THE REJECTION
-----------------------------

The Cantv Board's resolution, filed with the Comision Nacional de Valores, is based on the following reasons:

(i) The Board considers that the price in Venezuela and the price in the United States offered by AES in its partial offer for Cantv's shares and the ADSs are not satisfactory

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The closing price of the ADSs was $21.98 prior to the announcement of the offers on August 29, 2001. As a result, the offers represent a premium of 9.2% over the closing price of Cantv's shares on the date of the announcement for the portion of the shares that are subject to the offers. The premium of AES's offers over the ADS price 30 days prior to the AES announcement is only 4.4%. The offers represent an approximate 5.0% and 6.6% premium over the six month and one year weighted averages, respectively, and a 5.1% discount on the two year weighted average. The previously described premiums are significantly lower than premiums generally paid in transactions that involve a change in control.

In addition, in 1999 and 2000, Cantv effected two buyback programs at an average of approximately $29 and $27 per ADS, respectively, well above the price offered by AES in the offers.

(ii) The proposed transactions will have adverse tax effects on the remaining shareholders and ADS holders.

Following conclusion of the offer, AES has stated that it intends to cause AES Comunicaciones de Venezuela, C.A. (the "Purchaser") to transfer all Company shares and ADSs to a new holding company, and then to merge the Company with the Purchaser (the "Merger"). Under U.S. law, shareholders and holders of ADSs who are subject to U.S. taxes and who either do not tender their shares or ADSs to AES, or who tender their shares or ADSs but whose shares are subsequently not accepted by AES as a result of proration or otherwise, will be required to recognize unrealized gains or losses on the Shares they retain following the Merger. Under Venezuelan law, shareholders and holders of ADSs subject to Venezuelan taxes, including non-Venezuelans, who reside in the United States or who have a permanent establishment in Venezuela who either do not tender their shares or ADSs to AES, or who tender their shares or ADSs but whose shares are subsequently not accepted by AES as a result of proration or otherwise, will be subject to up to a 34% tax on the unrealized gain on the shares or ADSs they retain after the Merger. Each holder of shares and ADSs will need to evaluate his or her own circumstances to determine the amount of any taxes payable on shares or ADSs not tendered or shares or ADSs which are tendered but are subject to pro ration.

This tax consequence will particularly affect Cantv's employees whose shares tend to have a lower fiscal cost and a substantial taxable gain.

(iii) The plans of AES following successful conclusion of the offers and consummation of the transactions contemplated by the offers would leave Cantv in a weakened financial and operational position and provides for significant uncertainty as to the amount and timing of the payment of dividends.

Cantv has a U.S.$163.8 million Floating Rate Note Facility (the "Facility"). This Facility contains change of control provisions which would trigger a right of acceleration of repayment if AES were to successfully conclude the offers. An acceleration of payment of this Facility would trigger cross-default provisions under an additional U.S.$200 million of outstanding Fixed Rate Notes. Should the Facility and Cantv's outstanding indebtedness be accelerated, Cantv would partially deplete its cash reserves in order to pay such debts. Given the current global conditions, it may be difficult to refinance or incur new debt, particularly given AES's post-offer

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plans. Any refinancing could be made more difficult as a result of Cantv being controlled by AES Corporation, which has a below investment grade credit rating. Verizon Communications Inc., which currently owns directly and through VenWorld Telecom, C.A. 28.5% of Cantv's outstanding shares, is highly rated.

The Board of Directors also believes that the implementation of AES's post-offer plan may depress the value of the remaining Shares of Cantv. Although promising to distribute Cantv's cash to shareholders, AES has not indicated the size of that dividend and the value AES intends to deliver to shareholders. The Board of Directors feels that Telecomunicaciones Movilnet, C.A. ("Movilnet") is at risk of being sold by AES to extract cash from Cantv without giving careful consideration to all of Cantv's options with respect to Movilnet and all possible buyers of Movilnet, including the appropriateness of current market conditions to conduct any such sale. Also, AES has indicated in its offer that it is negotiating with a third party the possible sale of Movilnet. Given the limited negotiations with a single party, the overall conditionality of the offers and current market conditions, the Board believes that there is no assurance that these negotiations would result in the best price in the sale of Movilnet even in the event such a sale would be desired. Moreover, by selling Movilnet, Cantv will forego the operational synergies and other benefits associated with operating both a wireline and a wireless business in the same territory. Finally there is also uncertainty under the terms described in the offer as to the level of indebtedness that would remain outstanding following the completion of the offer, the Merger and the transactions contemplated by the offer.

(iv) AES has no experience in operating a national telephone network and there are no material synergies between Cantv and AES.

Cantv is a leading provider of wireline and wireless telephone services in Venezuela. AES is an electric power company. Because AES has no experience in managing or operating a telephone company similar to Cantv, the Board of Directors is concerned about the effect a change of control will have on Cantv, its shareholders, customers and employees and the continued reliability of telephone service in Venezuela. Apart from the potential for AES to exercise a dominant economic influence in certain markets acting through Cantv and through C.A. La Electricidad de Caracas, its electric subsidiary in Venezuela, a matter currently under review by Superintendecia para la Promocion y Proteccion de la Libre Competencia ("Procompetencia"), the combination of the two businesses would not result in any material synergies which makes the combination attractive.

Additionally, the acquisition of control of Cantv by AES would likely cause Cantv to lose the technical and related support it has received by Verizon Communications Inc., a world class wireline and wireless operator which, directly and indirectly through VenWorld Telecom C.A., owns 28.5% of the outstanding capital stock of Cantv, and Telefonica S.A., the leading provider of telecommunications services in Spain and Latin America, which through VenWorld Telecom C.A. owns 6.9% of the outstanding capital stock of Cantv.

(v) The purchase of the Shares and the ADSs in the offers will adversely affect the liquidity of the remaining Shares and ADSs.

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If AES acquired control over the Shares and the ADSs in the terms provided for in the offers, the number of Shares and ADSs that trade publicly and the number of shareholders and ADS holders would be materially reduced. This reduction would likely adversely affect the marketability and market value of the remaining Shares and ADSs.

(vi)   The offers are highly conditional.

The consummation of the offers is subject to a number of conditions, including, among others: the receipt of all necessary government approvals, including the approval by the Comision Nacional de Telecomunicaciones ("CONATEL"); the absence of an objection to the offers by Procompetencia; that AES be reasonably satisfied that Banco de Desarrollo Economico y Social ("BANDES"), the Venezuelan government agency that holds the Class B Shares, has agreed to vote in favor of the merger of Cantv with and into the Purchaser (the "Merger"); the ability of AES, once it acquires more than 50% of the outstanding capital stock of Cantv, to appoint a majority of the members of the Board of Directors of Cantv; that AES shall not have become aware that any material amount of Cantv's indebtedness may be accelerated as a result of the offers; the absence of any threatened, instituted or pending litigation or governmental action challenging, delaying or otherwise restraining the offers, or imposing more onerous conditions on AES; or adversely affecting Cantv or diminishing the benefits AES expects to derive as a result of the transactions contemplated by the offers; the absence of an adverse change in the business, properties or financial condition of Cantv; the absence of adverse changes in national and international securities exchanges and banking operations; the absence of adverse national or international events, including the commencement of armed hostilities involving the United States; and the absence of changes in Cantv's capitalization or other material transactions involving Cantv. The failure to satisfy any of these conditions would allow AES to terminate the offers.

The Board of Directors is currently aware that several of these conditions will not be met. The current international situation resulting from the events of September 11, 2001 possibly constitute the existence of armed hostilities involving the United States that may permit AES to terminate the offers. Moreover, consummation of the offers would result in a change of control of Cantv, which would provide lenders with a right of acceleration under the instruments governing Cantv's U.S.$163.8 million of Floating Rate Notes, which in turn would generate a cross-default under the instruments governing Cantv's U.S.$200 million of Fixed Rate Notes. Given current global conditions, there is no certainty that Cantv would be able to refinance any such accelerated indebtedness.

Moreover, satisfaction of other conditions is at best uncertain. CONATEL has not yet approved a change of control to AES. Procompetencia has only recently initiated its investigation of the potential consequences of a consummation of the offers. It has been reported that this investigation will include analysis of the anticompetitive effects of ownership by AES and its affiliates of the principal electrical and telecommunications companies in Venezuela. In light of the tax and labor issues related to the Merger, it is possible that BANDES will not agree to vote in favor of the Merger. Nevertheless, the offers place Cantv's shareholders in the position of having to determine whether to tender to AES on or prior to the expiration date without knowing whether AES intends to consummate the offers.

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(vii)   The Merger proposed by AES will result in Cantv's employees being employed by a new employer which may adversely affect the successor corporation and its shareholders.

Upon consummation of the Merger proposed by AES, Cantv's employees will be employed by the successor corporation, a new employer. This substitution of employers may result in a disruption of the morale of these employees. Moreover, under Venezuelan labor law, Cantv's employees may be entitled to consider this change of employers as an unjustified termination of their employment relationship with Cantv which may result in adverse consequences to the successor corporation and its shareholders.

Finally, Cantv's Board of Directors approved the evaluation, in the short term, of other financial alternatives for the benefit of Cantv's shareholders.